Ross Miller
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-6708
Website: www.nvsos.gov

Filed in the office of	Document Number
(signature) Ross Miller Secretary of State State of Nevada	**20100895590-19**
	Filing Date and Time **11/30/2010 1:30 PM**
	Entity Number **C13566-2002**

Certificate of Amendment
(PURUSANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation: Mondial Ventures, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Fourth. Capital Stock. The total number of shares of capital stock shall be 260,000,000. The authorized capital shall be divided into two classes: (a) 250,000,000 shares of Common Stock, par value $0.001 per share; and (b) 10,000,000 shares Preferred Stock, par value $0.001 per share.

The shares of Preferred Stock may be issued from time to time in one or more series, in any manner permitted by law, as determined from time to time by the Board of Directors, and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it. Without limiting the generality of the foregoing, shares in such series shall have such voting powers, full or limited, or no voting powers, and shall have such designations, preferences, and other rights and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it. The number of shares of any such series so set forth in such resolution or resolutions may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the Board of Directors pursuant to authority hereby vested in it.

The shares of capital stock may be issued by the corporation from time to time for such consideration as may be fixed by the Board of Directors, in accordance with the law of the State of Nevada.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 6,000,000 shares of common stock representing 61.22% of all the issued and outstanding common stock.

4. Effective date of filing (optional): _____December 1, 2010_____.
(must not be later than 30 days after the effective date)

5. Signature (required): _____
, Marc Juliar, President and Chief Executive Officer





STATE OF NEVADA

ROSS MILLER
Secretary of State

SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

December 1, 2010

Job Number: C20101201-0041
Reference Number: 00002941230-41
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20100895590-19	Amendment	1 Pages/1 Copies

Respectfully,

ROSS MILLER
Secretary of State

Certified By: Robert Sandberg
Certificate Number: C20101201-0041
You may verify this certificate
online at **http://www.nvsos.gov/**

Commercial Recording Division
202 N. Carson Street
Carson City, Nevada 89701-4069
Telephone (775) 684-5708
Fax (775) 684-7138

Ross Miller
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684-6708
Website: www.nvsos.gov

Filed in the office of	Document Number
[signature] Ross Miller Secretary of State State of Nevada	**20100895590-19**
	Filing Date and Time
	11/30/2010 1:30 PM
	Entity Number
	C13566-2002

Certificate of Amendment
(PURUSANT TO NRS 78.385 and 78.390)

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 – After Issuance of Stock)

1. Name of corporation: Mondial Ventures, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Fourth. Capital Stock. The total number of shares of capital stock shall be 260,000,000. The authorized capital shall be divided into two classes: (a) 250,000,000 shares of Common Stock, par value $0.001 per share; and (b) 10,000,000 shares Preferred Stock, par value $0.001 per share.

The shares of Preferred Stock may be issued from time to time in one or more series, in any manner permitted by law, as determined from time to time by the Board of Directors, and stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it. Without limiting the generality of the foregoing, shares in such series shall have such voting powers, full or limited, or no voting powers, and shall have such designations, preferences, and other rights and qualifications, limitations, or restrictions thereof, permitted by law, as shall be stated in the resolution or resolutions providing for the issuance of such shares adopted by the Board of Directors pursuant to authority hereby vested in it. The number of shares of any such series so set forth in such resolution or resolutions may be increased (but not above the total number of authorized shares of Preferred Stock) or decreased (but not below the number of shares thereof then outstanding) by further resolution or resolutions adopted by the Board of Directors pursuant to authority hereby vested in it.

The shares of capital stock may be issued by the corporation from time to time for such consideration as may be fixed by the Board of Directors, in accordance with the law of the State of Nevada.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 6,000,000 shares of common stock representing 61.22% of all the issued and outstanding common stock.

4. Effective date of filing (optional): ___December 1, 2010___.
                                         (must not be later than 30 days after the effective date)

5. Signature (required): ___*[signature]*___

, Marc Juliar, President and Chief Executive Officer